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SECU 09059944 SSION

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SEC Mail Processing Section

MAR 06 2009

Washington, DC 105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGH POINT CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 HIGH POINT DRIVE - SUITE 375
(No. and Street)

COCOA	FLORIDA	32926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ANDERSEN 321-636-1247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OSBURN, HENNING AND COMPANY
(Name – *if individual, state last, first, middle name*)

617 E. COLONIAL DRIVE	ORLANDO	FLORIDA	32803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10 3/25

OATH OR AFFIRMATION

I, ROBERT E. ANDERSEN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGH POINT CAPITAL GROUP, INC., as of 12/31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC-STATE OF FLORIDA
Susan C. Timmins
Commission # DD419644
Expires: JUNE 04, 2009
Bonded Thru Atlantic Bonding Co., Inc.

[signature]
Notary Public

[signature]
Signature

SECRETARY/TREASURER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGH POINT CAPITAL GROUP, INC.
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Page
Independent Auditors' Report on the Financial Statements	1
Financial Statements	
Statements of financial condition	2
Statements of operations	3
Statements of stockholders' equity	4
Statements of cash flows	5
Notes to financial statements	6 - 7
Independent Auditors' Report on the Supplementary Information	8
Supplementary Information	
Computation of aggregate indebtedness and net capital under Rule 15c3-1 of the Securities and Exchange Commission	9
Reconciliation of the computation of aggregate indebtedness and net capital with that of the registrant as filed in Part IIA of Form X-17A-5	10
Statement relating to the exemptive provision of Rule 15c3-3	11
Statement of information relating to the possession or control requirements under Rule 15c3-3	11
Independent Auditors' Report on Internal Control	12 - 13

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
High Point Capital Group, Inc.
Cocoa, Florida

We have audited the accompanying statements of financial condition of High Point Capital Group, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Point Capital Group, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Osburn, Henning and Company

Orlando, Florida
February 18, 2009

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

HIGH POINT CAPITAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash	$ 125,270	$ 113,320
Deposit with clearing organization	100,000	100,000
Marketable securities owned, at market value	9,330	17,104
Commissions receivable	2,168	5,823
Broker-dealer license	15,892	16,072
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $22,094	-	-
Total Assets	$ 252,660	$ 252,319
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Advances from stockholder	$ 32,619	$ 32,122
Securities sold, but not yet purchased, at market value	10,357	10,513
Total current liabilities	42,976	42,635
Stockholders' equity		
Common stock, $10 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	143,000	143,000
Retained earnings	56,684	56,684
Total stockholders' equity	209,684	209,684
Total Liabilities and Stockholders' Equity	$ 252,660	$ 252,319

The accompanying notes to financial statements are an integral part of these statements.

HIGH POINT CAPITAL GROUP, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue		
Commissions, management fees, and clearing charges	$ 83,873	$ 114,257
Net trading profit (loss)	(3,059)	(5,586)
Interest and dividends	2,039	4,554
	82,853	113,225
Expenses		
Ticket charges	16,105	13,667
Commissions	63,333	95,988
General and administrative	3,415	3,570
	82,853	113,225
Net income	$ -	$ -

The accompanying notes to financial statements are an integral part of these statements.

HIGH POINT CAPITAL GROUP, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2007	$ 10,000	$ 143,000	$ 56,684	$ 209,684
Net income	-	-	-	-
Distributions	-	-	-	-
Balance, December 31, 2007	10,000	143,000	56,684	209,684
Net income	-	-	-	-
Distributions	-	-	-	-
Balance, December 31, 2008	$ 10,000	$ 143,000	$ 56,684	$ 209,684

The accompanying notes to financial statements are an integral part of these statements.

HIGH POINT CAPITAL GROUP, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in:		
Marketable securities owned	7,774	6,044
Commissions receivable	3,655	(1,550)
Broker-dealer license	180	180
Increase (decrease) in:		
Advances from stockholder	497	23,357
Securities sold, but not yet purchased	(156)	(148)
Net cash provided by operating activities	11,950	27,883
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net increase in cash and cash equivalents	11,950	27,883
Cash, beginning of year	113,320	85,437
Cash, end of year	$ 125,270	$ 113,320

The accompanying notes to financial statements are an integral part of these statements.

HIGH POINT CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

(1) **Summary of Significant Accounting Policies:**

The following is a summary of the more significant accounting policies and practices of High Capital Group, Inc. (the Company) which affect significant elements of the accompanying financial statements:

(a) **General** - High Point Capital Group, Inc. (the Company) is a registered broker-dealer under United States securities laws. The Company engages in on-line trading for its own account and handles the retail accounts of certain customers. The office of the Company is located in Cocoa, Florida.

(b) **Use of estimates** - In preparing the financial statements, management is required to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ significantly from those estimates.

(c) **Revenue recognition** - The Company recognizes commission income on the basis of the trade date.

(d) **Marketable securities owned** - Marketable securities are recorded at market value based on quoted market prices. This is a level one input under SFAS 157. Securities transactions of the Company are recorded on the basis of the trade date.

(e) **Commissions receivable** - Commissions receivable are stated at net realizable value.

(f) **Broker-dealer license** - The broker-dealer license is carried at cost. Impairments in asset recoverability are recognized as incurred.

(g) **Furniture, equipment and leasehold improvements** - Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is recorded using accelerated methods over the estimated useful lives of the assets.

(h) **Income taxes** - The Company has elected to apply the provisions of Subchapter S of the Internal Revenue Code. Under this election, the stockholders report the income and deductions of the company on their personal returns. Therefore, no provision for income taxes has been recorded.

The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109* in July 2006. FIN-48 recognizes that the ultimate deductibility of positions taken or expected to be taken on tax returns is often uncertain. Although effective for public enterprises for fiscal years beginning after December 15, 2006, FASB Staff Position No. FIN 48-3 defers the effective date of FIN 48 for most nonpublic enterprises, such as the Company, to fiscal years beginning after December 15, 2008. During the deferral period, FASB plans to provide guidance for pass-through entities on how to apply the provisions of Fin 48.

(2) **Deposit with Clearing Organization:**

The Company is an introducing broker whose customers are serviced by a clearing broker on a fully disclosed basis. Under the agreement with the clearing broker, the Company must maintain a deposit of $100,000 with the clearing broker. In addition, the agreement holds the Company contingently liable for margin liabilities of its customers.

(3) **Related Party Transactions:**

Commission expense is incurred with corporations related to the Company by common ownership. Such expenses amounted to $63,333 and $95,988 for the years ended December 31, 2008 and 2007, respectively.

The Company conducts its operations from premises owned by a stockholder. Rent expense amounted to $2,400 for the years ended December 31, 2008 and 2007.

Advances from stockholders are uncollateralized, non-interest bearing, and are due on demand.

(4) **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $192,186 which was $92,186 above its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .000 to 1.

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

Board of Directors
High Point Capital Group, Inc.
Cocoa, Florida

We have audited the accompanying financial statements of High Point Capital Group, Inc. as of and for the year ended December 31, 2008 and 2007, and have issued our report thereon dated February 18, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Osburn, Henning and Company

Orlando, Florida
February 18, 2009

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

HIGH POINT CAPITAL GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Aggregate indebtedness	$	-
Minimum required net capital	$	100,000
Net Capital:		
Total stockholders' equity	$	209,684
Deduct stockholders' equity not allowable		-
Total stockholders' equity qualified for net capital		209,684
Deductions:		
A. Non-allowable assets:		
Broker-dealer license		15,892
Net capital before haircuts on securities positions		193,792
Haircuts on securities positions		1,606
Net capital		192,186
Minimum required net capital		100,000
Excess net capital	$	92,186
Ratio of aggregate indebtedness to net capital		.000 to 1.

HIGH POINT CAPITAL GROUP, INC.
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE REGISTRANT AS
FILED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2008

Aggregate indebtedness:	
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17a-5	$ -
Reconciling items	-
	$ -
Net capital:	
Net capital as reported by registrant in Part IIA of Form X-17A-5	$ 192,186
Reconciling items	-
	$ 192,186

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c3-3

The Company is exempt from Rule 15c3-3 under paragraph (k)(2). Customer payments are made directly to the clearing broker.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2). As of December 31, 2008, the Company had no customers' securities that were required to be under possession or control.

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
High Point Capital Group, Inc.
Cocoa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of High Point Capital Group, Inc. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the stockholders, management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Osburn, Henning and Company

Orlando, Florida
February 18, 2009